UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 8, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 1, 2017, VivoPower International PLC (the “Company”) provided notice to Marcum LLP (“Marcum”), the Company’s prior independent registered public accounting firm, that the Company had terminated its engagement with Marcum. In replacement of Marcum, the Company has retained PKF International Limted as the Company’s independent registered public accounting firm. Attached as Exhibit 99.1 to this Form 6-K is a copy of the letter provided to the U.S. Securities and Exchange Commission regarding the termination of the Marcum engagement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 8, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer

EXHIBIT INDEX

Exhibit No	Description of Exhibit
99.1	Letter from Former Auditor dated March 7, 2017